Summit Therapeutics plc
(‘Summit’ or the ‘Company’)

Summit Appoints Michael Donaldson as Chief Financial Officer

Oxford, UK, and Cambridge, MA, US, June 8, 2020 - Summit Therapeutics plc (NASDAQ: SMMT) today announces that Mr. Michael Donaldson has been appointed as Chief Financial Officer, effective immediately. Mr. Donaldson brings to Summit over 20 years of finance experience, including the last nine years working in corporate finance.

“Michael joins us at an exciting time in Summit’s growth with our ongoing Phase 3 clinical trials of our precision antibiotic candidate, ridinilazole, and the potential to bring a superior product to patients with C. difficile infection,” said Mr. Bob Duggan, Executive Chairman and Chief Executive Officer of Summit. “We welcome Michael’s expertise across a range of financial solutions for biotech companies as we look to build an antibiotics company focused on patient- and microbiome-friendly solutions to serious infectious diseases.”

“Summit has a clear focus and vision for bringing much-needed new antibiotic classes to market, beginning with ridinilazole,” commented Mr. Donaldson. “We have a chance to significantly improve patients’ experiences with infectious diseases by targeting the bad bacteria and preserving the healthy bacteria of the microbiome. I look forward to building value for the Company, shareholders and most importantly, the patients.”

Mr. Donaldson joins Summit from Goldfinch Bio, Inc., where he led finance and accounting as Vice President, Finance, and Corporate Controller. Previously, he served as Vice President, Finance, Corporate Controller and Assistant Treasurer at ARIAD Pharmaceuticals, Inc., which was acquired by Takeda for $5.2 billion in February 2017. Prior to that, he was the Corporate Controller for Hittite Microwave Corporation, which was acquired by Analog Devices for $2.4 billion in July 2014. Mr. Donaldson spent the first 11 years of his career at PricewaterhouseCoopers. He received his undergraduate degree in accounting and information systems from the University of Massachusetts and is a Certified Public Accountant in Massachusetts.

About Summit Therapeutics
Summit Therapeutics, led by its Discuva Platform, the Company's discovery engine, is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the patient-friendly new era standard of care for those suffering from infectious disease, subject to regulatory approvals, and create value for payors and healthcare providers. In the present time, we are developing new mechanism antibiotics to treat infections caused by C. difficile, Enterobacteriaceae and N. gonorrhoeae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc. For more information on the Company's Discuva Platform, visit https://www.summitplc,com/our-science/discuva-platform.

Contacts

Summit Press Office	investors@summitplc.com

Summit Forward-looking Statements
Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialization of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the "Risk Factors" section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Transition Report on Form 20-F for the eleven months ended 31 December 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.